Exhibit 99.1

Yandex Provides Further Update on Convertible Bonds

Moscow, Amsterdam, March 7, 2022 – Yandex N.V., a Netherlands-registered company and one of Europe’s largest internet businesses as well as the leading search and ride-hailing provider in Russia, today provided an update on its $1.25 billion 0.75 per cent. convertible notes due 2025 (the “Notes”).

We refer to our public announcement of March 3, 2022 (the “Announcement”) in which we provided an update on the impact of current developments on our business. On February 28, 2022, Nasdaq and the New York Stock Exchange suspended the trading in securities of a number of companies with material operations in Russia, including Yandex N.V. Under the terms and conditions of the Notes, in the event of a suspension of trading of our Class A shares on Nasdaq for a period of five dealing days or more, the holders of the Notes will have the right to require us to redeem their Notes at par plus accrued interest. Trading in our Class A shares on Nasdaq remained suspended at the end of March 4, 2022. Therefore, the conditions for the holders of the Notes to be able to require redemption of their Notes have been satisfied.

In this connection, an ad hoc group of holders of the Notes (the “Ad Hoc Committee”) has formed and has appointed Houlihan Lokey (“Houlihan”), as its financial adviser, and Weil, Gotshal & Manges LLP, as its legal adviser, to advise on those matters. Based on the information provided by Houlihan, the Ad Hoc Committee represents approx. 72% of the outstanding principal amount of the Notes. To date, we have started engaging with Houlihan and we ask other holders of the Notes to make themselves known to Houlihan so that orderly discussions between Yandex N.V. and holders of the Notes can take place with a view to finding a fair and sustainable solution for all parties.

The contact details for Houlihan are as follows: projectyorkHL@hl.com

About Yandex

Yandex (NASDAQ and MOEX: YNDX) is a technology company registered in the Netherlands that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services, navigation products, while also expanding into e-commerce, online entertainment, cloud computing and other markets to assist millions of consumers in Russia and a number of international markets. Yandex, which has over 30 offices worldwide, has been listed on NASDAQ since 2011 and on Moscow Exchange since 2014. More information on Yandex can be found at https://yandex.com/company/.

Contacts:

Investor Relations
Yulia Gerasimova
Phone: +7 495 974-35-38
E-mail: askIR@yandex-team.ru

Press Office
Ilya Grabovskiy

Phone: +7 495 739-70-00
E-mail: pr@yandex-team.ru